
November 13, 2014

<u>Via E-mail</u>
Dmitry Loshchinin
Chief Executive Officer and President
Luxoft Holding, Inc.
Akara Building
24 De Castro Street
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

       Re: **Luxoft Holding, Inc.**
              Form 20-F For the fiscal year ended March 31, 2014
              Filed July 14, 2014
              File No. 001-35976

Dear Mr. Loshchinin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: <u>Via E-mail</u>
       Joshua G. Kiernan, Esq.
       Irina Yevmenenko, Esq.
       White & Case LLP